UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Alcentra Capital Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

01374T102

(CUSIP Number)

The Bank of New York Mellon Corporation One Wall Street New York, New York 10286

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

September 24, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 01374T102	SCHEDULE 13D	Page 1 of 5

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) THE BANK OF NEW YORK MELLON CORPORATION
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,979,035
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,960,616
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,979,035
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.0%
14	TYPE OF REPORTING PERSON CO; HC

CUSIP No. 01374T102	SCHEDULE 13D	Page 2 of 5

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BNY MELLON, NATIONAL ASSOCIATION
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,012,039
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 993,620
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,012,039
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%
14		TYPE OF REPORTING PERSON BK

CUSIP No. 01374T102	Page 3 of 5

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BNY ALCENTRA GROUP HOLDINGS, INC.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,966,996
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,966,996
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,966,996
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.6%
14		TYPE OF REPORTING PERSON CO; IA

CUSIP No. 01374T102	Page 4 of 5

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ALCENTRA INVESTMENTS LIMITED
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14		TYPE OF REPORTING PERSON CO; IA

CUSIP No. 01374T102	Page 5 of 5

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ALCENTRA NY, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,796,476
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,796,476
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,796,476
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.3%
14		TYPE OF REPORTING PERSON IA

INTRODUCTORY NOTE

This Amendment No. 3 to Schedule 13D (“Amendment No. 3”) is being filed by The Bank of New York Mellon Corporation, a Delaware corporation, BNY Mellon, National Association, a bank, BNY Alcentra Group Holdings, Inc., a Delaware corporation, Alcentra Investments Limited, a corporation organized under the laws of Bermuda and Alcentra NY, LLC, a Delaware limited liability company (each, individually, a “Reporting Person” and collectively the “Reporting Persons”). Amendment No. 3 is being filed to add Alcentra NY, LLC as a Reporting Person and to update information set forth in the initial Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on March 12, 2015 (the “Original Schedule 13D”) and amended by Amendment No. 1 to Schedule 13D filed with the SEC on April 30, 2015 (“Amendment No. 1”) and Amendment No. 2 to Schedule 13D filed with the SEC on May 7, 2015 (“Amendment No. 2” and together with the Original Schedule 13D, Amendment No. 1 and Amendment No. 3, the “Schedule 13D”) to report the beneficial ownership of shares of common stock, par value $0.001 per share of Alcentra Capital Corporation, a Maryland corporation (the “Issuer”), by each of the Reporting Persons named in such Schedule 13D. Except as herein amended or supplemented, all other information in the Schedule 13D is as set forth therein.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) – (c) This Statement is being filed jointly by the following persons:

(1) The Bank of New York Mellon Corporation is a Delaware corporation. Its principal business is divided into two principal segments, investment management and investment services. The address of the principal office of The Bank of New York Mellon Corporation is One Wall Street, New York, New York, 10286.

(2) BNY Mellon, National Association is a bank. Its principal business is providing banking and investment products and services to individuals as well as small, midsize, and large businesses and institutions. BNY Mellon, National Association is a direct wholly-owned subsidiary of The Bank of New York Mellon Corporation. The address of the principal office of BNY Mellon, National Association is BNY Mellon Center, 500 Grant Street, Pittsburgh, Pennsylvania 15258.

(3) BNY Alcentra Group Holdings, Inc. is a Delaware corporation. BNY Alcentra Group Holdings, Inc. is a holding company, the principal business activities of which are to hold the stock of various other companies. BNY Alcentra Group Holdings, Inc. is an indirect wholly-owned subsidiary of The Bank of New York Mellon Corporation. The address of the principal office of BNY Alcentra Group Holdings, Inc. is 10 Graham Street, London, England, EC2V 7JD.

(4) Alcentra Investments Limited is a corporation organized under the laws of Bermuda. Its principal business is to provide investment management services to pooled investment vehicles. Alcentra Investments Limited is an indirect wholly-owned subsidiary of The Bank of New York Mellon Corporation. The address of the principal office of Alcentra Investments Limited is 10 Gresham Street, London, England EC2V 7JD.

(5) Alcentra NY, LLC is a Delaware limited liability Company. Its principal business is to provide investment management services to pooled investment vehicles. Alcentra NY, LLC is an indirect wholly-owned subsidiary of The Bank of New York Mellon Corporation. The address of the principal office of Alcentra NY, LLC is 200 Park Avenue, 7th Floor, New York, New York 10166.

(d) During the last five years, the Reporting Persons have not been convicted in a criminal proceeding.

(e) During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Not applicable.

Certain information with respect to the directors and executive officers of the Reporting Persons is set forth in Exhibit 99.6 attached hereto, including each director’s and each executive officer’s business address, present principal occupation or employment, citizenship and other information.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended to add the following:

Between May 6, 2015 and May 8, 2015, Alcentra NY, LLC purchased 2,756 shares of the Issuer’s common stock on the open market for an aggregate purchase price of $37,696.10 and Alcentra Ltd. purchased 10,297 shares of the Issuer’s common stock on the open market for an aggregate purchase price of $140,837.66. Alcentra Ltd. is indirectly wholly owned by The Bank of New York Mellon Corporation.

On September 24, 2015, Alcentra Investments Limited transferred 1,475,620 shares of the Issuer’s common stock to Alcentra NY, LLC for an aggregate purchase price of $19,020,741.80. Such purchase price was used to reduce a liability owed by Alcentra Investments Limited to Alcentra NY, LLC. Both Alcentra Investments Limited and Alcentra NY, LLC are wholly owned subsidiaries of BNY Alcentra Group Holdings, Inc.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended to add the following:

In accordance with the March 2015 Purchase Program, between May 6, 2015 and May 8, 2015, Alcentra NY, LLC purchased 2,756 shares of the Issuer’s common stock on the open market for an aggregate purchase price of $37,696.10 and Alcentra Ltd. purchased 10,297 shares of the Issuer’s common stock on the open market for an aggregate purchase price of $140,837.66.

On September 24, 2015, in connection with an internal restructuring, Alcentra Investments Limited transferred 1,475,620 shares of the Issuer’s common stock to Alcentra NY, LLC for an aggregate purchase price of $19,020,741.80. Such consideration was used to reduce a liability owed by Alcentra Investments Limited to Alcentra NY, LLC. Both Alcentra Investments Limited and Alcentra NY, LLC are wholly owned subsidiaries of BNY Alcentra Group Holdings, Inc.

Except with respect to additional purchases pursuant to the DRIP, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Items 5(a) and 5(b) of the Schedule 13D are hereby amended and restated in their entirety as follows:

The percentages set forth below and on pages 1 through 5 above were calculated based on 13,516,766 shares of the Issuer’s common stock outstanding as of August 11, 2015, as disclosed in the Issuer’s amended annual report on Form 10-Q filed with the SEC on August 11, 2015.

(a)(i) The Bank of New York Mellon Corporation may be deemed to beneficially own 2,979,035, or 22.0%, of the Issuer’s outstanding shares of common stock; (ii) BNY Mellon, National Association may be deemed to beneficially own 1,012,039, or 7.5%, of the Issuer’s outstanding shares of common stock; (iii) BNY Alcentra Group Holdings, Inc. may be deemed to beneficially own 1,966,996, or 14.6%, of the Issuer’s outstanding shares of common stock; (iv) Alcentra Investments Limited is not deemed to beneficially own the Issuer’s outstanding shares of common stock; and (v) Alcentra NY, LLC is deemed to beneficially own 1,796,476, or 13.3%, of the Issuer’s outstanding shares of common stock.

(b)(i) The Bank of New York Mellon Corporation shares voting power with respect to 2,979,035 of the Issuer’s shares of common stock held by Alcentra NY, LLC, Alcentra Ltd., BNY Mellon Global Credit Alternatives Fund and BNY Mellon, National Association and shares dispositive power with respect to 2,960,616 of the Issuer’s shares of common stock held by Alcentra NY, LLC, Alcentra Ltd., BNY Mellon Global Credit Alternatives Fund and BNY Mellon, National Association.

(ii) BNY Mellon, National Association shares voting power with respect to 1,012,039 shares of the Issuer’s shares of common stock held by clients of its wealth management branch and dispositive power with respect to 993,620 shares of the Issuer’s shares of common stock held by clients of its wealth management branch.

(iii) BNY Alcentra Group Holdings, Inc. shares voting and dispositive power with respect to 1,966,996 of the Issuer’s shares of common stock held by Alcentra NY, LLC, Alcentra Ltd. and BNY Mellon Global Credit Alternatives Fund.

(iv) Alcentra Investments Limited has no voting or dispositive power with respect to any of the Issuer’s shares of common stock.

(v) Alcentra NY, LLC shares voting and dispositive power with respect to 1,796,476 of the Issuer’s shares of common stock held by Alcentra NY, LLC and BNY Mellon Global Credit Alternatives Fund.

Item 5(c) of the Schedule 13D is hereby amended to add the following:

(c) Since May 6, 2015, the date as of which the Reporting Persons’ beneficial ownership was reported in Amendment No. 2, Alcentra NY, LLC has purchased a total of 2,756 of the Issuer’s shares of common stock which are reported as beneficially owned by The Bank of New York Mellon Corporation, BNY Alcentra Group Holdings, Inc. and Alcentra NY, LLC and Alcentra Ltd. has purchased a total of 10,297 of the Issuer’s shares of common stock which are reported as beneficially owned by The Bank of New York Mellon Corporation and BNY Alcentra Group Holdings, Inc. Please see the chart below detailing the date, price and number of shares purchased in connection with each acquisition made since Amendment No. 2. Alcentra NY, LLC and Alcentra Ltd. made all such acquisitions in the open market.

Trade Date	Settlement Date	Alcentra NY, LLC	Alcentra Ltd.	Total Shares	Price	Amount
5/6/2015	5/11/2015	781	2,919	3,700	$ 13.68	$50,616.00
5/7/2015	5/12/2015	459	1,716	2,175	$ 13.70	$29,797.50
5/8/2015	5/13/2015	1,516	5,662	7,178	$ 13.67	$98,123.26

On September 24, 2015, Alcentra Investments Limited transferred 1,475,620 shares of the Issuer’s common stock to Alcentra NY, LLC for a per share purchase price of $12.89. Alcentra Investments Limited and Alcentra NY, LLC are wholly owned subsidiaries of BNY Alcentra Group Holdings, Inc. Shares of the Issuer’s common stock owned by Alcentra Investments Limited and Alcentra NY, LLC are also reported as beneficially owned by The Bank of New York Mellon Corporation, and BNY Alcentra Group Holdings, Inc.

In addition to the transactions listed above, since May 5, 2015, certain clients of the wealth management branch of BNY Mellon, National Association have engaged in transactions whereby the shares previously held in a wealth management account were transferred, sold, or otherwise disposed of by certain wealth management clients.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respects to Securities of the Issuer

The information contained in Items 4 and 5 are incorporated herein by reference. Other than as described elsewhere in this Statement, the Reporting Persons have no understandings, arrangements, relationships or contracts relating to the Issuer’s shares of common stock which are required to be described hereunder.

Item 7.	Materials to be Filed as Exhibits

Exhibit
Number	Description of Exhibit

Exhibit 1	Form of Asset Purchase Agreement by and between the Issuer and BNY Mellon-Alcentra Mezzanine III, L.P. and Alcentra NY, LLC (incorporated by reference to Exhibit (k)(4) to pre-effective amendment no. 4 to the Issuer’s Registration Statement on Form N-2 (File No. 333-194521) filed on May 8, 2014).

Exhibit 99.1	Directors and Executive Officers of the Reporting Persons (incorporated by reference to Exhibit 99.1 to the Schedule 13D filed on March 12, 2015)

Exhibit 99.2	Joint Filing Agreement (incorporated by reference to Exhibit 99.2 to the Schedule 13D filed on March 12, 2015)

Exhibit 99.3	Power of Attorney for the Bank of New York Mellon Corporation and BNY Mellon, National Association (incorporated by reference to Exhibit 99.3 to the Schedule 13D filed on March 12, 2015)

Exhibit 99.4	Designation of Power of Attorney for the Bank of New York Mellon Corporation (incorporated by reference to Exhibit 99.4 to Amendment No. 1 to the Schedule 13D filed on April 30, 2015)

Exhibit 99.5	Directors and Executive Officers of the Reporting Persons (incorporated by reference to Exhibit 99.5 to Amendment No. 1 to the Schedule 13D filed on April 30, 2015)

Exhibit 99.6	Directors and Executive Officers of the Reporting Persons

Exhibit 99.7	Amended and Restated Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 28, 2015

THE BANK OF NEW YORK MELLON CORPORATION

By:   /s/ Ivan Arias

         Name:   Ivan Arias

         Title:     Attorney-In-Fact for
                       The Bank of New York Mellon Corporation

BNY MELLON, NATIONAL ASSOCIATION

By:  /s/ Ivan Arias

       Name:   Ivan Arias

       Title:     Attorney-In-Fact for

                      BNY Mellon, National Association

BNY ALCENTRA GROUP HOLDINGS, INC.

By:  /s/ David Forbes-Nixon

       Name:   David Forbes-Nixon

       Title:     President

ALCENTRA INVESTMENTS LIMITED

By:  /s/ David Forbes-Nixon

       Name:   David Forbes-Nixon

       Title:     Vice President

ALCENTRA NY, LLC

By:  /s/ John Yang

       Name:   John Yang

       Title:     President